Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street | San Francisco, CA 94105-2228 | tel 415.983.1000 | fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

Blair W. White

tel 415.983.7480

blair.white@pillsburylaw.com

November 10, 2009

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention:	Pamela Long
Assistant Director

Re:	REG Newco, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed October 26, 2009
File No. 333-161187

Dear Ms. Long:

REG Newco, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its the letter to Registrant dated November 9, 2009. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Amendment No. 2 to Registration Statement on Form S-4

Summary, page 1

Comparative Per Share Data, page 8

1.	Please supplementally provide us with an analysis of your calculation of historical earnings (loss) per share of REG for the year ended December 31, 2008 and the interim period presented in your registration statement.

Response: The Registrant has revised the table on page 10 to correct a typographical error contained in the previous filing. The Registrant is hereby providing the Staff with the following analysis of its calculation of historical earnings (loss) per share of REG for the year ended December 31, 2008 and the interim period presented in its registration statement:

Year Ended December 31, 2008

Weighted Average Shares Outstanding	16,586,125
Net Loss to the Company	(13,091,000)
Less: Preferred Dividends for the Period	(11,254,313)
Net Loss Available to Common Stockholders	(24,345,313)
EPS (Basic and Diluted)	$(1.47)

Period Ended June 30, 2009

Weighted Average Shares Outstanding	19,305,117
Net Loss to the Company	(5,249,000)
Less: Preferred Dividends for the Period	(6,753,676)
Net Loss Available to Common Stockholders	(12,002,676)
EPS (Basic and Diluted)	$(0.62)

Unaudited Pro Forma Financial Information, page 37

Unaudited Pro Forma Condensed Consolidated Statements of Operations, pages 39-40

2.	We appreciate your response to comment six in our letter dated October 19, 2009 and the revisions made to your disclosures. Please supplementally tell us how the average number of shares outstanding for REG and Blackhawk reconcile to their respective Newco allocated shares on page 84.

Response: In calculating the weighted average number of shares for both REG and Blackhawk on page 39 and 40, the Registrant assumed that the number of shares of Newco common issued to each as a result of each consolidation transaction were outstanding throughout the year as though the consolidation transaction happened at the beginning of the year in both 2008 and 2009 – therefore no weighted average was necessary. Additionally, the preferred stock, options, and warrants are anti-dilutive from an earnings per share perspective and have not been included in the pro forma share counts. The common share count of page 84 is presented on a fully diluted basis in response to the Staff’s previous comment. A reconciliation of the numbers presented on page 39 and 40 to those presented on page 84 is provided below:

	REG	Blackhawk
Common Shares (page 39-40)	18,875,117	6,753,311
PLUS:
Options Outstanding	2,218,552	—
Warrants Outstanding	977,435	335,924
Common Shares on a Fully Diluted Basis (page 84)	22,071,104	7,089,235

The Registrant notes that the number of shares issued to CIE, WIE and Blackhawk have been updated in this filing to take into account the rounding up of fractional shares for each individual shareholder pursuant to the terms of the respective consolidation agreements. In addition, the number of shares has been updated to reflect the issuance by REG of additional shares since the execution of the consolidation agreements related to transactions that have been described in the Registration Statement and have been consented to by the boards of CIE, WIE and Blackhawk.

Notes to the Pro Forma Condensed Consolidated Financial Statements, page 42

General

3.	We note your response to comment 10 in our letter dated October 19, 2009; however, please also include a comprehensively detailed footnote to your pro forma earnings per share which discloses the information that would be required by paragraph 40 of SFAS 128. In addition, please revise your pro forma footnotes to disclose the information you have provided in your response in regard to the Newco Series A Convertible Stock being a participating security.

Response: The Registrant has revised its disclosure on page 47 disclosing the information that would be required by paragraph 40 of SFAS 128 in a manner consistent with Illustration C in Appendix C to SFAS 128 along with the information previously provided to the Staff in regards to the Newco Series A Convertible Stock being a participating security.

Footnote (h)

4.	We note REG’s consolidation of Blackhawk in May 2008 due to REG being the primary beneficiary wider FIN46(R). This means that REG is considered to have a controlling financial interest in Blackhawk. As such, please tell us what consideration you gave to the guidance set forth in paragraphs A32 through A34 of SFAS 160 which indicates that changes in a parent’s ownership interest, while the parent retains its controlling financial interest in its subsidiary, should be accounted for as an equity transaction. In this regard, it appears that the pro forma adjustment to step-up Blackhawk’ s assets may be inconsistent with this guidance.

Response: The Registrant has revised the disclosure in footnote (h) in response to the Staff’s comment and in response to the guidance set forth in paragraphs A32 through A34 of SFAS 160.

5.	It does not appear that you have reflected the long-term debt of CIE and WIE at fair value, as required by SFAS 141(R). Please advise or revise accordingly.

Response: The Registrant believes that since the terms of the debt being renegotiated with lenders are not expected to be significantly different from those currently in place with the entities, the Registrant believes the fair value of the long term debt is equal to the book value that is reflected on the current balance sheets of the entities. The Registrant has revised the disclosure on page 47 to reflect the Registrant’s position.

6.	Please tell us how the number of Newco common and preferred shares to be received by each of CIE, WIE and Blackhawk, as shown in your “Assumed Fair Value” table, reconcile to their respective Newco allocated shares on page 84.

Response: The Registrant notes that the Assumed Fair Value table on page 44 includes the shares to be issued to REG in accordance with its ownership interest in CIE and WIE. We have noted these specific share values on page 84. The reconciliation of the Newco allocated shares on page 84 is as follows:

	CIE	WIE
Common (adjusted for rounding)	4,414,487	7,098,259
Preferred (adjusted for rounding)	164,376	264,333
Less shares owned by REG - Common	(162,195)	(131,501)
Less shares owned by REG - Preferred	(6,034)	(4,892)
Common (on page 84)	4,252,292	6,966,758
Preferred (on page 84)	158,342	259,441

The Registrant notes that the number of shares issued to CIE, WIE and Blackhawk have been updated in this filing to take into account the rounding up of fractional shares for each individual shareholder pursuant to the terms of the respective consolidation agreements. The Registrant has updated the share counts on page 44 for fractional shares, but we did not update the value of Newco common and preferred as the changes were immaterial.

In addition, the number of shares has been updated to reflect the issuance by REG of additional shares since the execution of the consolidation agreements. Each of these transactions have been described in the Registration Statement and have been consented to by the boards of CIE, WIE and Blackhawk.

7.	In the first sentence proceeding your sensitivity table, you indicate that “to the extent the purchase price allocation, as a result of final appraisals is different than that as estimated by Newco, Newco would expect such difference to be reflected in the property, plant and equipment assets of CIE, WIE or Blackhawk, as the case may be.” Given this statement, please tell us what consideration you have given to including a sensitivity analysis for the resulting impact to depreciation expense.

Response: Upon consideration by the Registrant, it has revised the disclosure on page 45 to provide a sensitivity analysis for the resulting impact to depreciation expense.

The Consolidation Transactions, page 48

Reasons for the Consolidation, page 55

Blackhawk’s Reasons for the Consolidation, page 57

8.	We note your response to comment 17 in our letter dated October 19, 2009. Please disclose the substance of the response in the prospectus.

Response: The Registrant has included the substance of its previous response to the Staff on page 59.

Certain Iowa Income Tax Consequences of the CIE Asset Purchase, page 92

9.	We believe that the possible recapture of tax credits affecting CIE members may be material to investors, and that the representations in your discussion should be supported by an opinion. See Item 601(b)(8) of Regulation S-K. Please clarify whether it is Christianson & Associates’ opinion that the CIE asset purchase will not result in recapture, and file Christianson’s opinion and consent as exhibits to the registration statement.

Response: Christianson & Associates has rendered an opinion, a copy of which has been filed as Exhibit 8.2 to the Registration Statement, that they are of the opinion that CIE asset purchase will not result in a recapture. The Registrant has included disclosure regarding the possibility that a recapture may result from the CIE asset purchase as there can be no certainty that the tax authorities will not adopt a position different from the opinion of Christianson & Associates.

REG’s Management’s Discussion and Analysis of Financial Condition, page 148

Overview, page 148

10.	We appreciate your response to comment 22 in our letter dated October 19, 2009 regarding the Seneca Asset Purchase. Please revise your MD&A and any related footnotes to your interim financial statements to disclose the information that you provided us in your response.

Response: The Registrant has added the requested disclosure to page 151 and page F-29 in response to the Staff’s comment.

Consolidated Financial Statements of Renewable Energy Group, Inc. and Subsidiaries, page F-3

Note 2 - Summary of Significant Accounting Policies, pager F-9 and F-38

Preferred Stock Accretion, pages F-12 and F-41

11.	We note your statement that “the Company does not believe it is probable that the Preferred Stock will become redeemable before the redemption date as it believes that a qualified public offering (QPO) has a more than remote probability of occurring.” Paragraph 15 of EITF D-98 states that “If the security is not redeemable currently… and it is not probable that the security will become redeemable, subsequent adjustment is not necessary until it is probable that the security will become redeemable.” In this regard, it appears that management would have to conclude that it is probable that a QPO will occur prior to the redemption date in order to conclude that it is not probable that the redemption of the preferred stock will occur. As such, it appears to us that the carrying value of the preferred stock should be accreted to its redemption value in accordance with paragraph 16 of EITF D-98. Alternatively, clarify your disclosures to comply with the guidance of paragraph 15 of EITF D-98.

Response: The Registrant has revised the disclosures on pages F-12 and F-42 to comply with the guidance of paragraph 15 of EITF D-98.

Note 3 - Stockholders’ Equity of the Company, page F-48

Common Stock Warrants, page F-50

12.	Your disclosure states that “the fair value of the common stock used in the computation of the fair value of the warrants issued in 2006 was determined based on a third party purchase of the Company’s common stock that occurred on July 31, 2006. The fair value of the warrants issued in June and July 2007 and April and June 2008 was determined using the common stock value as of July 31, 2007 and June 30, 2008, respectively.” In this regard, please expand your disclosures to quantify the deemed fair value of the underlying common stock on July 31, 2006, July 31, 2007 and June 30, 2008.

Response: The Registrant has revised the disclosure on page F-52 to expand the disclosure to quantify the deemed fair value of the underlying common stock on July 31, 2006, July 31, 2007 and June 30, 2008.

Note 4 - Redeemable Preferred Stock, page F-51

Conversion Rights, page F-53

13.	Please revise your disclosure to provide the “predetermined price per share in a QPO.”

Response: The Registrant has revised the disclosure on page F-54 to disclose the predetermined price per share of $22 per share.

Exhibit 8.1 – Opinion of Nyemaster, Goode, West, Hansell & O’Brien, PC

14.	We note your response to comment 31 in our letter dated October 19, 2009. Counsel has eliminated the reliance limitation in the statement to which we objected but has not eliminated the entire sentence, as we requested. Please have counsel revise its opinion to eliminate entirely the following sentence on page 2 of its opinion: “Furthermore, in the event any one of the facts or statements or assumptions upon which we have relied to issue this opinion is incorrect, our opinion might be adversely affected.” “ Note that we do not object to your assumption that the statements, representations and warranties made in the agreements and in representation letters to you are true and accurate.”

Response: Counsel has revised its opinion to eliminate the sentence referenced in the Staff’s comment.

Western Iowa Energy, LLC

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9AT - Controls and Procedures, page 47

15.	We note your response to comment 33 in our letter dated October 19, 2009. Please explain to us how you determined that your disclosure controls and procedures were effective at December 31, 2008 given the presence of the material weakness related to failing to account for the change in WIE’s reporting status from a small business issuer to a non-accelerated filer.

Response: The Registrant has been advised that WIE determined its disclosure controls and procedures were effective at December 31, 2008 in light of the presence of the material weakness related to failing to account for the change in WIE’s reporting status from a small business issuer to a non-accelerated filer with respect to its financial statement information because, in all other respects, WIE and its management gathered, processed and reported all information that was necessary for WIE, as a non-accelerated filer, to prepare the proper disclosure for WIE’s annual report on Form 10-K for the fiscal year ending December 31, 2008, which was timely filed. The definition of “disclosure controls and procedures” contained in Rule 13a-15(e) means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. As of December 31, 2008, WIE determined that this objective had been accomplished with respect to all information other than its financial statement information. In addition, the error in financial reporting, which WIE determined was not material to its overall controls and procedures, was corrected within 24 hours, such that all information required to be disclosed by the issuer was in its annual report on Form 10-K when filed. Furthermore, WIE is of the position that unlike Item 308T which addresses internal control over financial reporting, Item 307 of Regulation S-K does not prohibit an issuer from determining that its disclosure controls and procedures are effective if the issuer has identified one or more material weaknesses.

* * *

The Registrant acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need. Please contact me at (415) 983-7480.

Very truly yours,

/s/ Blair W. White
Blair W. White

cc:	Jeffery Stroburg
Daniel J. Oh
Chad Stone